9-11, avenue Arago
F 78190

Téléphone 01 34
Télécopie : 01 30 66 13

PROVIMI

02015434

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Neuilly sur Seine, October 15, 2001

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

SUPPL

FEB 22 2002

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Adrian STEED

JANUARY 1- JUNE 30,2001



semi-annual report 2001

PROVIMI

MONTEDISON GROUP



Dear shareholders,

I am happy to present to you our first half yearly report as an independently quoted company which covers our performance for the six months to June 30, 2001. Although we were still part of Eridania Béghin-Say for the period, plans were being laid for the successful launch of our shares on the Paris Euronext, which happened on July 2, 2001.

Total sales are up 34% versus reported sales for the comparable period of 2000 (see p3), and Operating Profit is up 22% against reported earnings of last year. While both increases were influenced by acquisition, internal growth has also exceeded our targets generally speaking, with the exception of Western Europe which was affected by two external factors.

One factor was the BSE and Foot and Mouth viruses which impacted our margins, but which appear to be mostly over. Export bans as a result of these diseases have been mostly lifted, and in any case the impact on Provimi was mitigated by moving production to sites outside the affected countries.

The other factor is the world economic slowdown which did not have an appreciable impact on our business, partially due to the stated policy of concentrating on markets with above average economic growth prospects. In fact, the first six months of the year saw improved market conditions with increased European beef consumption compared to the previous six months.

The euro continued its decline against the dollar with a fall of 10% in the period. This has overall been beneficial to our results, given our strong North American business. Although our net profits in the first six months are somewhat lower than anticipated due to the Foot and Mouth crisis and the exceptional items, we would, nonetheless, expect the second half of the year to show a significant improvement in line with the targets of 10% growth discussed during the presentation of the EBS group prior to the demerger.

As a further sign of confidence in our future, we expanded our research and development facilities in Brazil, India, The Netherlands and Denmark thus further improving the quality of our products.

I have every confidence in the future of our businesses due to our global leading position in the sector, our spread of products across both species and geography and our positioning at the quality end of the market. This has led to a successful track record of results, and will do likewise in the future.

Provimi will continue to implement its strategy to invest further in high margin product lines, as well as in rapidly developing economies.

WIM TROOST
Chairman and Chief Executive Officer

31/12/2000 Pro forma[1]	in millions of EUR	**30/06/2001 Actual**	30/06/2000* Pro forma
1,347.3	Net sales	**752.2**	629.1
87.6	Operating income	**43.9**	42.5
(31.7)	Net financial expense	**(22.8)**	(16.4)
55.9	Pre - tax income from continuing operations	**21.1**	26.1
15.2	Net income - group share	**5.6**	8.4

(1) Pro forma treats all acquisitions as if effective from 1 January 2000.

* See p10, note 2.

ANALYSIS OF NET SALES EVOLUTION

In millions of EUR



Actual
752.2
Pro forma
629.1
17.7
Currency impact
8.8
Additions to consol. scope
96.6
Internal growth
First half of 2000
First half of 2001

ANALYSIS OF OPERATING INCOME EVOLUTION

In millions of EUR



Actual
43.9
Pro forma
42.5
1.1
Currency impact
1.5
Additions to consol. scope
(1.2)
Internal growth
First half of 2000
First half of 2001

FIRST HALF-YEAR ACTUAL SALES

In millions of EUR


453.5
562.4
752.2
30/06/99
30/06/00
30/06/01

FIRST HALF-YEAR ACTUAL OPERATING INCOME

In millions of EUR


35.1
35.9
43.9
30/06/99
30/06/00
30/06/01

BREAKDOWN BY BUSINESS OF FIRST HALF 2001 CONSOLIDATED NET SALES


USA 17.1 %
France 9.7 %
Rest of EU 31.9 %
Central & Eastern Europe 29.3 %
Rest of the world 12 %

BREAKDOWN BY BUSINESS OF FIRST HALF 2001 CONSOLIDATED OPERATING INCOME


USA 20.7 %
France 13 %
Rest of UE 10.5 %
Central & Eastern Europe 41.4 %
Rest of the world 13.9 %

NET FINANCIAL DEBT/SHAREHOLDER'S EQUITY

In millions of EUR


0,93
450.5
519.9
493.9
532.0
31/12/2000
30/06/2001

■ Net financial debt □ Consolidated shareholder's equity

Highlights

In January, Provimi acquired a 24.5% participation in Rolimpex, the second largest animal feed producer in Poland and quoted on the Warsaw Stock Exchange, with annual sales of € 270 million. Provimi is already the number one feed producer in Poland through its wholly-owned Provimi Polska (formerly Central Soya Rolpol) subsidiary. Both companies produce feed for all varieties of species, and together give a more complete coverage of the market.

In April, Provimi acquired Sofrada Aquaculture SA, a fish feed company in France and who exports to a number of countries. It has a significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps, etc. As the number one trout market in Europe producing over 50,000 tons in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, has become a premier supplier relying on innovative technology to grow its business.

Also in April, Provimi announced the acquisition of Mika a Spol / Propesko, a company active in dry and wet pet food business in the Czech Republic and a number of export countries. This gives Provimi a significant position in supermarket chains in the Czech Republic and Slovakia.
The company, founded in 1992, has established itself as a leading supplier based on modern technology and marketing techniques. It is ISO 9001 certified and has an export license to the European Community.

In June, Provimi acquired from the Arapis group, its business partner in Greece for more than 40 years, the majority of the shares (90.5%) of Provimi Hellas, a company based in Athens in which Provimi already had an existing participation of 9.5%. As part of this transaction, Provimi has acquired the remaining 10% of share capital in its subsidiary Provimi Western Greece, until now held by the Arapis group, hereby reaching full ownership of both companies. The activity of Provimi Hellas is to distribute feed, feed components and pet food within Greece. This acquisition gives Provimi a substantial presence in the Greek concentrate, fish feed and pet food markets.

As part of Provimi's continued focus on high quality products and service to customers, the R&D facilities in Brazil, India, the Netherlands and Denmark were expanded.

Construction started with respect to the doubling of the capacity of our fish feed production in Chile and in Denmark. In addition, capacity is being expanded in our Bohemia Safari dry pet food business in the Czech Republic.

In July, Provimi acquired Agribusiness and Janos Hoey, two well established Australian premix companies. Provimi views Australia as a strategic base from which to expand its business in other parts of the SE Asia and Pacific regions. Also in July, Provimi acquired a majority share in Nessebar-Provimi Jsc in Bulgaria. The plant is located at the Black-sea coast and is producing complete feed for the local market.

Income statement

31.12.2000 Pro forma	(in millions of EUR)	30.06.2001 Actual	30.06.2000* Pro forma
	Operating revenues		
1,347.3	Net sales	**752.2**	629.1
0.4	Other operating revenues	**0.2**	
1,347.7		**752.4**	**629.1**
	Operating expenses		
947.0	Purchases and changes in inventories	**516.4**	431.6
150.9	Employee - related expenses	**82.1**	73.8
23.9	Depreciation and amortisation	**13.0**	11.4
138.3	Other operating expenses	**97.0**	69.8
1,260.1		**708.5**	**586.6**
87.6	**Operating profit**	**43.9**	**42.5**
(31.7)	**Net Financial expense**	**(22.8)**	**(16.4)**
55.9	**Profit from ordinary activities before income tax**	**21.1**	**26.1**
(1.9)	Exceptional items	**(3.1)**	0.4
(17.6)	Corporate income taxes	**(1.7)**	(8.6)
36.4	**Net profit of consolidated companies**	**16.3**	**17.9**
(17.1)	Goodwill amortisation	**(8.0)**	(7.5)
19.3	**Consolidated net profits**	**8.3**	**10.4**
(4.1)	Minority interests	**(2.7)**	(2.0)
15.2	**Net profit - Group share**	**5.6**	**8.4**

* See p10, note 2.

Balance sheet

ASSETS

31.12.2000 Pro forma	(in millions of EUR)	30.06.2001 Actual	30.06.2000* Pro forma
37.3	Intangible assets	**38.5**	34.7
590.8	Goodwill	**568.1**	587.3
628.1	**Total intangible assets**	**606.6**	**622.0**
192.3	Property, plant and equipment	**201.4**	185.2
	Long-term investments:		
0.4	Equity method investments	**2.1**	0.4
2.2	Non-consolidated investments	**23.9**	10.9
3.0	Other financial assets	**47.5**	6.1
5.6		**73.5**	17.4
826.0	**Total fixed assets**	**881.5**	**824.6**
121.5	Inventories and WIP	**135.6**	112.3
195.8	Trade receivables	**218.5**	164.4
56.3	Other current assets	**68.9**	47.3
37.5	Cash and cash equivalents	**62.0**	27.5
411.1	**Total current assets**	**485.0**	**351.5**
1,237.1	**Total assets**	**1,366.5**	**1,176.1**

* See p10, note 2.

LIABILITIES

31.12.2000 Pro forma	(in millions of EUR)	**30.06.2001 Actual**	30.06.2000* Pro forma
	Shareholders' equity:		
484.4	Share capital and reserves	**502.4**	480.7
15.2	Net income for the period	**5.6**	8.4
499.6	**Group shareholders' equity**	**508.0**	**489.1**
20.3	Minority interests	**24.0**	18.9
519.9	**Total shareholders' equity**	**532.0**	**508.0**
0.7	Investment subsidies	**2.6**	0.4
8.3	Provisions for risks and charges	**(7.0)**	6.5
491.0	Financial borrowings	**603.4**	482.7
162.2	Trade payables	**163.9**	124.5
55.0	Other liabilities	**71.6**	54.0
1,237.1	**Total liabilities & shareholders' equity**	**1,366.5**	**1,176.1**

CHANGES IN SHAREHOLDERS' EQUITY - GROUP SHARE

2000 Pro forma	(in millions of EUR)	**Half-year 2001**	Half-year 2000* Pro forma
478.7	**Shareholders' equity - group share at the beginning of the period**	**499.6**	**478.7**
	Dividends paid	**(13.9)**	
15.2	Net income for the period	**5.6**	8.4
	Provimi shares	**(0.6)**	
5.7	Exchange adjustments	**17.3**	2.0
499.6	**Shareholders' equity - group share at the end of the period**	**508.0**	**489.1**

* See p10, note 2.

Cash flow statement

2000 Pro forma	(in millions of EUR)	**Half-year 2001 Actual**	Half-year 2000* Pro forma
	Cash flows from (for) operating activities		
87.6	Operating income	**43.9**	42.5
23.6	Depreciation & amortization related to operations	**15.0**	12.9
111.2	Gross operating income	**58.9**	55.4
(51.7)	Changes in Working Capital	**(43.5)**	(55.5)
59.5	Operating cash flow	**15.4**	(0.1)
(31.7)	Net financial expense	**(22.8)**	(16.4)
(19.0)	Corporate income taxes	**(6.6)**	
(2.6)	Other expenses paid, net	**(0.3)**	2.1
6.2	**Total**	**(14.3)**	**(14.4)**
	Cash flows from (used for) investing activities		
(30.5)	Additions to fixed assets	**(12.2)**	(13.1)
(14.5)	Additions to other assets	**(13.5)**	(12.5)
7.0	Disposals of assets	**1.6**	3.4
	Investment subsidies received	**0.3**	
(9.4)	(Acquisitions) Disposals of consolidated subsidiaries	**(0.5)**	
1.8	Impact of timing differences		(0.4)
(45.6)	**Total**	**(24.3)**	**(22.6)**
	Cash flows from (used for) financing activities		
	Dividends paid to Provimi shareholders	**(13.9)**	
(0.8)	Dividends paid to minority shareholders of consolidated subsidiaries	**(0.1)**	(0.4)
24.9	Increases (reductions) in borrowings	**76.5**	12.1
0.1	Impact of timing differences		0.1
24.2	**Total**	**62.5**	**11.8**
(0.7)	**Impact of exchange rates variations**	**0.6**	**(0.7)**
(15.9)	**Net change in cash and cash equivalents**	**24.5**	**(25.9)**
53.4	**Cash and cash equivalents at beginning of year**	**37.5**	**53.4**
37.5	**Cash and cash equivalents at end of period**	**62.0**	**27.5**

* See p10, note 2.

notes
TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the six months to June 30, 2001 are the first to be produced by the Provimi group since its demerger from the Eridania Béghin-Say group and subsequent stock market listing on July 2, 2001.

1. Accounting policies and valuation methods

1.1. Accounting policies

The consolidated financial statements for the six months to June 30, 2001 have been prepared using the same accounting policies and valuation methods as those used for Eridania Béghin-Say 2000 annual statements, in accordance with regulation no. 99-02 of the French Accounting Standards Committee (CRC) and recommendation no. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

1.2. Valuation methods

The assets and liabilities acquired by Provimi are those described in the Eridania Béghin-Say demerger agreement. They have been valued on the basis of fair values as estimated by independent experts and therefore incorporate any revaluation differences, positive or negative. The difference between these fair values and the historic values of identifiable assets and liabilities transferred to Provimi has been recorded as goodwill – positive or negative – pending an in-depth review and analysis with a view to its definitive allocation. This review is expected to be completed by the end of the current financial year.

1.3 Average exchange rate

Fluctuations during the first 6 months of 2001 concerned primarily the US dollar and dollar related currencies. The US dollar and the Argentine Peso appreciated 7% to the euro compared to the first half of 2000. The Pound Sterling (-2%) and the Brazilian Real (-12%) showed a weakening against the euro versus the same period last year. The Polish Zloty rose on a comparable basis with 12%.
The scope of consolidation changed between the first 6 months of 2001 and those of 2000 as set out in the table below:
The net impact of these scope changes not reflected in pro forma in the first 6 months ending 30 June 2001 was EUR 8.8 million in sales and EUR 1.5 million in operating income versus the comparable period of last year.

	Fully consolidated from	Treated in Pro forma
Bohemia Safari sro, Czech Republic, Petfood	01.06.00	01.06.00
Akey Inc., USA, Premixes and specialties	01.07.00	01.01.98
Mervo BV, The Netherlands, Petfood	01.07.00	01.01.98
CAP Torino, Italy, Petfood (only assets acquired)	01.08.00	01.08.00
Provimi Sitovo, Bulgaria, Complete feed and premixes	(51% owned) 01.09.00	01.09.00
Aquafood, Denmark, Fishfeed (only assets acquired)	01.10.00	01.10.00
Provimi Azov, Russia, Complete feed and premixes	(51% owned) 01.11.00	01.11.00
Sofrada, France, Fishfeed	01.04.01	01.04.01
	Deconsolidated from	**From**
Centralvet, Italy, Animal Health	28.12.00	01.01.98

2. Comparability

For comparative purposes, the financial statements for the six months to June 30, 2000 and for the twelve months to December 31, 2000 have been restated and are presented on a pro forma basis. The 2000 annual financial statements correspond to those published in the memorandum of information (Document E) issued at the time of the decision to demerge the Eridania Béghin-Say group with retroactive effect from January 1, 2001, approved by the shareholders at their extraordinary meetings of June 25 and June 30, 2001. The pro forma comparative financial information for the 6 months to june 30, 2000 has not been subject to review by the auditors.

3. Seasonality

Past experience would indicate that in excess of 50% of the years sales and operating income occur in the second half of the year.

4. Sector Information

(In millions of EUR) 2001	USA	France	Rest of EU	Central and Eastern Europe	Rest of the World
Sales	130.6	85.4	265.2	276.0	91.9
Intra group sales	(1.8)	(12.8)	(26.9)	(55.3)	(0.1)
Non-group sales	**128.8**	**72.6**	**238.3**	**220.7**	**91.8**
Operating income	**9.1**	**5.7**	**4.3**	**18.4**	**6.4**
2000					
Non-group sales	118.1	70.0	207.6	152.9	80.5
Operating income	7.7	6.1	10.4	11.8	6.5

USA

Organic growth has been strong across the pork, dairy and poultry sectors. Continued investment in research has allowed us to strengthen our position in the large producer segment in the US market. The acquisition of Akey mid last year has made an important contribution to our results.

France

Results were impacted by the Foot and Mouth disease, especially in the first quarter but have since returned to normal.

Rest of EU

Here, Foot and Mouth had a more limited impact, except in the Netherlands, UK and Belgium. Whilst the export ban was lifted on July I, in the Netherlands, it still hasn't been completly lifted in the UK and Belgium suffered from a weak veal market. Spain had a particularly strong growth in volumes.

Central and Eastern Europe*

Overall business results in this sector have been very satisfactory with excellent volume growth in Poland and Hungary. In addition to favourable local market developments, certain operations benefited from the export restrictions referred to above.

*Switzerland, Hungary, Russia, Bulgaria, Poland, Romania, Czech Republic

Rest of the World

Brazil and Chile saw particularly strong growth due to a combination of market growth and expanding product lines. Investments in capacity and new products will start contributing in the second half year.

5. Group overview

PROFIT AND LOSS ACCOUNT

Sales in the first 6 months of 2001 rose by 123 million euros to 752 million euros (19.6%) versus pro forma

figures. On a comparable exchange rate basis the increase was14.9%. In the second quarter, the reported sales growth was 19.7%.

Operating income advanced to 43.9 million euros an increase of 3.1% despite the negative influences of Foot and Mouth disease in the Western Europe Sector, as well as higher costs incurred as a result of the demerger from EBS.

Net financial costs for the six months period ended 30 June 2001 were EUR 22.8 mios, including EUR 2.3 mios of cash discounts. (Provimi's policy is to treat prompt payment discount as financial expenses. Most of these charges are incurred in the USA).

Pro forma calculations for financial charges for January - June 2000 were based on applying an average rate of 7% to hypothetical debt levels that would have existed prior to the EBS split.

Excluding cash discounts, the increase in financial charges in the current period is explained by higher overall group debt levels versus the comparable period last year, as well as an increased preponderance of debt in Central and Eastern Europe where interest rates are higher than the Provimi average

Pre-tax income from continuing operations was 21.1 million euros versus 26.1 millions euros a year ago.

Exceptional items amounted to a loss of 3.1 million euros stemming from the fee cost of 4.7 million euros associated with the establishment of a syndicated loan facility, partially offset by other adjustments .

Corporate income tax was 1.7 million euros which is 10 % of the income before tax.

The low effective tax rate resulted from an adjustment to related to previous accounting periods of 3.3 million euros. The normal underlying group rate is 29%.

After subtracting 8.0 million euros goodwill amortization and 2.7 million euros share of third parties in the Group results, net income is 5.6 million euros, 0.22 euro per share.

BALANCE SHEET

Shareholders equity is 532.0 million euros at June 30, 2001 an improvement of 12.1 million euros over December 31, 2000.

Total goodwill as at 30 June 2001 is 568.1 million euros of which 418 million euro results from the demerger when Provimi was revalued at market value. Goodwill is depreciated over 40 years.

The net debt of the Group is 493.9 million euros resulting in a debt/equity ratio of 0.93.

The increase compared to the end of last year (43.4 million euros) results mainly from seasonal increases in working capital plus investments and dividends paid. During the first 6 months, capital investments amounted to 12.2 millions euros, and acquisitions amounted to 13.5 million euros.

The interest cover (operating income/interest expense excluding cash discounts) stood at 2.1 against 2.8 at 31.12.2000.

6. Off-balance sheet commitments

(In millions of EUR)	
Guarantees given	23.2
Orders concerning fixed industrial and financial assets	42.9
Hedging (rates and currency exchange)	
Reciprocal commitments	101.5

7. Disputes and litigation

• Eridania Béghin-Say sold Ducros and its subsidiaries to the McCormick group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick in its notification to Eridania Béghin-Say, whose Cereol subsidiary, which acquired the Group's food oils business, has taken over its commitment. Furthermore, McCormick has also lodged an objection against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of Eridania Béghin-Say.

• Under the demerger agreement, Cereol took over a USD 164 million loan obtained via a private placement with US investors. Some lenders have also lodged an objection against the four new companies created pursuant to the demerger of Eridania Béghin-Say.

Statutory auditors' review report

on the half year consolidated condensed financial statements
Six months ended 30 June 2001

Pursuant to article L. 232-7 of the French Companies' Act, we have reviewed the accompanying half year consolidated condensed financial statements of Provimi prepared in euros for the six months ended 30 June 2001 and reviewed the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on the financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures to obtain assurance, which is less than that obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 June 2001 and of the results of its operations for the six month period then ended.

We have also reviewed, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements.

We have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly, September 11, 2001

The Auditors

Gramet Nahum & Associés
William NAHUM

Deloitte Touche Tohmatsu
Alan Glen Dominique Evrard

BOARD OF DIRECTORS

Wim Troost
Chairman and Chief Executive Officer

Guido Angiolini (from September 10, 2001)

Enrico Bondi (until July 31, 2001)

Marco Fortis

Alain Labergère

Stefano Meloni

Patrick Ricard

Angelo Maria Triulzi

EXECUTIVE COMMITTEE

Wim Troost
Chairman

Stoffel Flikweert
Director of Operations

Adrian Steed
Chief Financial Officer

Larry Schaab
Director of Development

Wim Sluijter
Director Controller, Tax and ICT

STATUTORY AUDITORS

Deloitte Touche Tohmatsu

Gramet Nahum & Associés

Financial Information
Adrian Steed - Chief Financial Officer

Relations Shareholders / Investors
Steven Maisel
Tel: + 33 1 41 43 12 27
Fax: + 33 1 41 43 14 02
email: smaisel@nl.provimi.com

PROVIMI

Société anonyme with a registered capital of 26,094,369 €

Registered office
9-11, avenue Arago
78190 Trappes
652 045 907 RCS Versailles

Operational office

Veerlaan 17-23
NL - 3072 AN Rotterdam
Postbus 59009
3008 PA Rotterdam
Tel.: (31-10) 423 95 00
Fax: (31-10) 423 98 24

www.provimi.com

PROVIMI

montedison
GROUP